EXHIBIT 2.1

Coloplast A/S
Holtedam 1
3050 Humlebæk
Copenhagen, DENMARK

March 27, 2006

Mentor Corporation
201 Mentor Drive
Santa Barbara, California 94311
USA
Attention: Joshua H. Levine, President and Chief Executive Officer

Ladies and Gentlemen:

We are pleased to make this binding offer (the "Offer") to purchase the Urology Business (as defined below) from Mentor Corporation (including the European subsidiaries operating the Urology Business) for a consideration of $463,225,000 of which $456,137,500 will be in cash and the remainder as other non-cash consideration as described herein (such purchase and sale of the Urology Business, if any, referred to herein in as the "Transaction").  The Transaction would be on a cash free, debt free basis with working capital consistent with historical levels as we have discussed.

If and when you accept the Offer, we will execute a definitive agreement relating to the Transaction.  The conditions to the completion of the Transaction would be as follows:

(a)  Delivery of conveyance documents for the European subsidiaries and the transferred assets;
(b)  Receipt of required regulatory approvals;
(c)  Absence of laws and injunctions restricting, or government litigation seeking to restrict, the purchase;
(d)  Accuracy of your representations and warranties regarding the Urology Business, except as would not have a Material Adverse Effect (as defined below) and material compliance with your covenants;
(e)  Delivery of certain closing documents; and
(e)  Absence of any Material Adverse Effect on the Urology Business.

This Offer presumes the following additional terms:

We would extend offers of employment to all of the employees of the Urology Business.

Pending the Closing, you would generally operate your business in the ordinary course consistent with past practice.

Your representations and warranties regarding the Urology Business would (i) survive for a period of 18 months following closing, (ii) be subject to maximum liability in the event of breach equal to 15% of the purchase price, (iii) be subject to an individual de minimus claim amount of $100,000 and (iv) be subject a threshold of $1,000,000, after which we would be entitled to recover all losses.  However, (i) representations concerning product liability would survive for twelve months, and (ii) representations concerning certain title matters and sufficiency of assets would survive for ten years and not be subject to the foregoing limitations, but liability in any event under the contract would be limited to the purchase price and would not include consequential, punitive or special damages or diminution in value.

We would indemnify you for assumed liabilities of the Urology Business and you would indemnify us for excluded liabilities, without limitations on recovery.  Product liability claims made during the first seven years for products sold by you would be excluded liabilities; product liability claims made after seven years for products sold by you would be assumed liabilities.  We would pay you $300,000 per year, on a semi-annual basis, in connection with certain product liability claims.  In addition, you would indemnify us for any product liability for your sale of ObTape® products (we would not purchase the ObTape product line).  We would assume all environmental liabilities;

provided, however, that you would agree to indemnify us for: (i) losses for environmental claims made during the five year period post-closing with respect to your Minneapolis property; (ii) losses for environmental claims made during the four year period post-closing with respect to your other transferred properties that were in existence at closing and were caused by you; and (iii) 50% of losses for all other environmental claims made during the four year period post-closing with respect to your other transferred properties.  Our rights to indemnification would terminate if we conduct additional environmental testing on any transferred real property except where required by law or in certain other specified circumstances.  You would cooperate with us to obtain insurance naming you and Coloplast as insured parties with respect to your environmental indemnification obligations.

The indemnifying party (including for breach of representations and warranties) would be entitled to notice of, control the defense of and settle, third party claims.

As we have discussed, our Offer for the Transaction does not include the purchase of Mentor's infrastructure and general and administrative assets, and assumes you would provide transition services arrangements, including leases, to us for a limited period of time in order for us to promptly transition the Urology Business to our infrastructure.  You and we would also provide for continued supply to each other of materials currently supplied between your remaining business and the Urology Business.

In addition, as other non-cash consideration we would pay you $7,087,500 corresponding to 90% of the foreign tax credits attributable to the sale of intellectual property from your Porges subsidiary to us prior to the closing (such tax credits equal to $7,875,000) that are determined to be unavailable following an audit or promulgation of a treasury regulation disallowing such credits and for certain other reductions in the foreign tax credits.

We would establish an escrow out of the purchase price of $10,000,000 for a period of 18 months solely to secure your indemnification obligations with respect to breaches of representations and warranties.

You would agree not to enter into or engage in a business that competes with the Urology Business, on a worldwide basis, for a period of seven years following the closing.  A competing business would not include (1) the developing, manufacturing, marketing, selling, importing or distributing of (A) any oral pharmaceuticals or (B) any product or treatments involving dermal fillers or other bulking agents or toxins, including botulinum toxins, for any indication or application, including any urologic indication or application; or (2) any businesses acquired and operated by you for so long as such businesses generate less than $5,000,000 in aggregate annual revenues from any competing business.

"Urology Business" means your surgical urology and consumer and clinical healthcare operating segments, whether conducted by you or your subsidiaries, and consisting of the following diversified product portfolio of surgical and non-surgical products, that provide solutions for a broad range of urological problems:

        (a)        the catheter products and operations, selling the following products for the management of bladder control and urinary retention: (i) the Self-Cath® brand line of intermittent catheters both with and without the Self-Cath HydroGel™, (ii) the Freedom® brand line of latex and latex free male external catheters, and (iii) catheter accessories, including leg bags, deodorizers and moisturizers;

        (b)        the disposable urology products and operations, selling the following products for both hospital and outpatient settings for thee management of urinary tract obstruction, urinary incontinence, or urinary retention: (i) urethral stents and catheters, dilators and guidewires, (ii) stone extractors, (iii) prostatic catheters and prostatic stents, (iv) urethral stents, (v) bladder drainage catheters, (vi) Foley catheters, (vii) bladder injection needles (currently under development), and (viii) general surgical devices including Elephants/Easivac;

        (c)        clinical or consumer ostomy care products;

        (d)        the women's health products and operations, selling the following surgically implantable products for the treatment of incontinence and pelvic organ prolapse: (i) synthetic slings for the surgical treatment of stress urinary incontinence under the brand Aris™, (ii) tissue-based slings and grafts for the surgical treatment of pelvic organ prolapse under the brands Axis™ and Suspend®, (iii) pelvic floor synthetic mesh systems for the treatment of cystocele and rectocele pelvic organ prolapse, (iv) minimally invasive office-based endometrial ablation product called Selene® for the treatment of excessive menstrual bleeding, and (v) the soon to be released NovaSilk™ synthetic mesh for treatment of pelvic organ prolapse;

        (e)        the men's health products and operations, selling the following surgically implanted penile implants for the treatment of erectile dysfunction: (i) the Titan® three-piece inflatable penile implant, (ii) the Genesis™ one-piece malleable penile implant, (iii) One-Touch Pump development project to enhance the Titan, (iv) Excel® two-piece implant product, development efforts and operations, and (v) testicular implants; and

        (f)        the brachytherapy products and operations, consisting of the following radioisotope products and loading products, supplies and systems for the treatment of prostate cancer: (i) the Iodine‑I‑125 radio isotope brachytherapy seed, (ii) the Palladium-Pd‑103 radio isotope brachytherapy seed, (iii) Isoloader® all-in-one workstation automated needle loading, seed assay and reporting, and (iv) IsoStrand® automated stranding device.

The Urology Business would not include any product or treatments involving dermal fillers or other bulking agents or toxins, including botulinum toxins, for any indication or application, and you would not be restricted from competing in any area for these products and treatments including any urologic indication or application.  The Urology business would include the facilities in Minneapolis and Oklahoma City and leases for specified properties throughout the world, but would not include and we would not purchase your Anoka facility and the assets related thereto.  We would negotiate in good faith to reach agreement with you and Rochester Medical Corporation to effectuate the term sheet among us relating to silicone male external catheters, but if we were unable to reach such agreement you would supply us Silicone Male External Catheters from the Anoka facility.

"Material Adverse Effect" means any change, event, state of facts, or effect (each an "Effect") that is materially adverse to the Urology Business; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect: any Effect resulting from or arising out of (a) the announcement of this Offer or the pendency of the transactions contemplated hereby, including actions taken in connection with the separation of the Urology Business in furtherance of the transactions contemplated hereby, (b) the performance by a party of its obligations in connection with the transaction or as required by applicable laws or accounting requirements, (c) general economic conditions in any country where the Urology Business is conducted that do not disproportionately and adversely affect the Urology Business in any material respect, (d) general conditions in any industry in which the Urology Business is conducted that do not disproportionately and adversely affect the Urology Business in any material respect, (e) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (f) certain environmental conditions at all properties owned, leased or occupied at any time by your or any of your subsidiaries in connection with the Urology Business, or (g) any Effect for which an adjustment to the purchase price with respect to working capital is required to be made.

This Offer is binding on us and will be irrevocable, non-retractable and capable of acceptance by you until 11:59 p.m. California time on July 31, 2006 in consideration of your execution of the letter agreement regarding a period of exclusive negotiations we have provided to you of even date herewith.

Extrinsic (parole) evidence, including the discussions and correspondence between us, may be considered in the interpretation of this binding Offer.  This binding Offer has been duly authorized by Coloplast, and, to our knowledge, does not conflict with any of Coloplast's agreements or any applicable legal requirement.

We confirm that monetary damages may be inadequate to compensate you for a breach by us of this Offer.  Accordingly, we agree and acknowledge that, in addition to any other remedies that may be available, in law, in equity or otherwise, you shall be entitled to seek injunctive relief against breaches of this Offer.  This Offer is subject to Minnesota law (without regard to conflicts of laws principles).  We hereby consent to the jurisdiction of any federal or state court within Minnesota and agree not to assert that any such forum is not convenient or lacks jurisdiction.

Very truly yours,

COLOPLAST A/S

By:   /s/ Sten Scheibye
        Sten Scheibye
        Chief Executive Officer